April 9, 2009

TO: ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear Sirs:

Re:	Augusta Resource Corporation (the “Company”)

We advise the following with respect to the upcoming Meeting of Shareholders for the referenced Company:

1.	Meeting Type	: Annual and Special
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 050912203
5.	Record Date for Notice	: May 7, 2009
6.	Record Date for Voting	: May 7, 2009
7.	Beneficial Ownership determination date	: May 7, 2009
8.	Meeting Date	: June 11, 2009
9.	Meeting Location	: Vancouver

Yours truly,
AUGUSTA RESOURCE CORPORATION

“Purni Parikh”
Purni Parikh
Corporate Secretary

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604.687.1717 ~ Facsimile: 604.687.1715
E-mail: info@augustaresource.com ~ www.augustaresource.com